UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, October 9, 2012, and entitled “Orbotech Revises 2012 Annual Revenue Guidance”.

*        *        *         *        *        *

The information on this Form 6-K, including any exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

FOR IMMEDIATE RELEASE

ORBOTECH REVISES 2012 ANNUAL REVENUE GUIDANCE

YAVNE, ISRAEL — October 9, 2012 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) (the “Company”) today announced that it is further revising its revenue guidance for 2012 in light of the current economic environment and its effects on the Company’s business. The Company expects that revenues levels in the third quarter of 2012 will be approximately $98 million, and for the full year 2012 will be approximately $400 million, revised from the previously announced range of $430 - 450 million.

Despite strong sales activity during the month of July, third quarter revenues from sales of equipment to the printed circuit board “(PCB”) industry were significantly lower than anticipated. While PCB plant utilization levels - particularly for high-end PCB products - continue to improve, PCB customers have deferred capital expenditure decisions citing uncertainty in overall global economic conditions.

In addition, as previously disclosed, the low level of capital spending in the flat panel display (“FPD”) industry is expected to continue throughout 2012 and into the first half of 2013. Lead times for delivery of the Company’s FPD products have become shorter, which has also reduced the visibility into the Company’s expected business.

Given these changes in business conditions, the Company is adopting certain measures designed to realign its infrastructure, while at the same time continuing to invest in research and development programs to enhance future growth and improve its technological leadership, and improving its worldwide customer service and support infrastructure.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: October 10, 2012